UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

(Amendment No. __)

Argos Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

040221103
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040221103	13G	Page 2 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TVM V Life Science Ventures GmbH & Co KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,471,091 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 1,471,091 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,091 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 040221103	13G	Page 3 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TVM V Life Science Management GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,471,091 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 1,471,091 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,091 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 040221103	13G	Page 4 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hubert Birner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,471,091 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 1,471,091 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,091 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 040221103	13G	Page 5 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stefan Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,471,091 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 1,471,091 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,091 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 040221103	13G	Page 6 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandra Goll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,471,091 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 1,471,091 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,091 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 040221103	13G	Page 7 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helmut Schühsler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,471,091 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 1,471,091 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,091 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 040221103	13G	Page 8 of 15

Schedule 13G

Item 1(a).	Name of Issuer:

Argos Therapeutics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

4233 Technology Drive, Durham, North Carolina 27704

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is filed by TVM V Life Science Ventures GmbH & Co KG (“TVM V”), TVM V Life Science Management GmbH & Co. KG, the managing limited partner of TVM V LS (“TVM V Management”), and Hubert Birner (“Birner”), Stefan Fischer (“Fischer”), Alexandra Goll (“Goll”), and Helmut Schühsler (“Schühsler”) (collectively, the “IC Members”). The IC Members are the members of the investment committee of TVM V Management and together with TVM V and TVM V Management, are collectively referred to herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o TVM Capital Group Maximilianstrasse 35C, Munich, 2M, 80539, Germany.

Item 2(c).	Citizenship:

TVM V and TVM V Management are German limited partnerships. Birner, Fischer, Goll and Schühsler are citizens of Germany.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

040221103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 040221103	13G	Page 9 of 15

Item 4.	Ownership.

(a)	Amount beneficially owned:

TVM V is the record owner of 1,471,091 shares of Common Stock (the “Firm Shares”). As the managing limited partner of TVM V, TVM V Management may be deemed to own beneficially the Firm Shares. As members of the investment committee of TVM V Management, each of the IC Members may be deemed to own beneficially the Firm Shares.

(b)	Percent of class:

This percentage is calculated based upon 20,735,315 shares of Common Stock outstanding as of November 9, 2015 as set forth in Issuer’s Quarterly Report on Form 10-Q,  for the fiscal quarter ended September 30, 3015 filed with the Securities and Exchange Commission on November 16, 2015.

(c)        Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote:  see line 5 of cover sheets.

(ii)       Shared power to vote or to direct the vote:  see line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 040221103	13G	Page 10 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 16, 2016

TVM V LIFE SCIENCE VENTURES GMBH & CO KG

By:           TVM V LIFE SCIENCE MANAGEMENT GMBH & CO. KG,
 Managing Limited Partner

By: /s/ Hubert Birner
Name:Hubert Birner
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM V LIFE SCIENCE MANAGEMENT GMBH & CO. KG

By: /s/ Hubert Birner
Name:Hubert Birner
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

*
Hubert Birner

*
Stefan Fischer

*
Alexandra Goll

*
Helmut Schühsler

/s/ Rolf Starck
Rolf Starck
As attorney-in-fact

* This Schedule 13G was executed by Rolf Starck on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 040221103	13G	Page 11 of 15

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Argos Therapeutics, Inc.

Date:           February 16, 2016

TVM V LIFE SCIENCE VENTURES GMBH & CO KG

By:          TVM V LIFE SCIENCE MANAGEMENT GMBH & CO. KG,
 Managing Limited Partner

By: /s/ Helmut Schühsler
Name: Helmut Schühsler
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM V LIFE SCIENCE MANAGEMENT GMBH & CO. KG

By: /s/ Helmut Schühsler
Name: Helmut Schühsler
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

*
Hubert Birner

*
Stefan Fischer

*
Alexandra Goll

*
Helmut Schühsler

/s/ Rolf Starck
Rolf Starck
As attorney-in-fact

* This Agreement with respect to Schedule 13G was executed by Rolf Starck on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 040221103	13G	Page 12 of 15

EXHIBIT 2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Dr. Hubert Birner
Dr. Hubert Birner

Dated: March 19, 2013

CUSIP No. 040221103	13G	Page 13 of 15

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Stefan Fischer
Stefan Fischer

Dated: March 19, 2013

CUSIP No. 040221103	13G	Page 14 of 15

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Dr. Alexandra Goll
Dr. Alexandra Goll

Dated: March 19, 2013

CUSIP No. 040221103	13G	Page 15 of 15

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Helmut Schühsler
Helmut Schühsler

Dated: March 19, 2013